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EXHIBIT (a)(3)




                                 PRESS RELEASE





CONTACT:    J. PETER HYNES, UNISYS, 215-986-6948
               INTERNET: peterjhynes@unn.unisys.com


UNISYS ANNOUNCES A SPECIAL OFFER TO CONVERT
$294 MILLION OF ITS 8 1/4% CONVERTIBLE NOTES DUE 2006


BLUE BELL, PA, NOVEMBER 7, 1997 -- Continuing its aggressive efforts to reduce debt, Unisys Corporation announced today that it was making a special conversion offer to holders of its 8 1/4% convertible subordinated notes due in the year 2006. Under the offer, holders of these notes who elect to convert their notes into common shares will receive a cash premium of $155 plus accrued interest for each note. The market value of each note based on yesterday's last reported sale price was $2,120. Each note is convertible into approximately 145 shares of Unisys common stock.

"We feel this is an attractive offer to holders of these notes and hope that our noteholders will take advantage of the opportunity to convert," said Lawrence A. Weinbach, Unisys chairman, president, and chief executive officer. "We have set a target of reducing our debt by $1 billion by the year 2000 and are taking tangible steps toward that goal. Last month we successfully completed a conversion of our 8 1/4% year 2000 convertible notes, which reduced our debt by $345 million and increased shareholders' equity by a similar amount. Step by step, we are moving to reduce debt, reduce interest expense, and create a more flexible capital structure that supports our growth initiatives."

Unisys said it will take a one-time charge against net income in the fourth quarter to cover the cost of the transaction. Measuring the exact impact of the transaction is dependent on the
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amount of notes held by noteholders who accept this offer. Assuming the full
$294 million of notes are converted, the company would take a one-time charge against fourth-quarter net income of approximately $46 million, would issue an additional 42.8 million shares of common stock, and would save approximately $24 million in annual interest payments. Unisys currently has approximately 210 million common shares outstanding. The company said the conversion will not impact fully diluted earnings per share since the additional shares are already included in this calculation.

The company said the offer and withdrawal rights will remain open until 5:00 p.m., Eastern Standard Time, on December 8, 1997, unless extended. Procedures and materials for surrendering the notes for conversion will be mailed to noteholders by Georgeson & Company Inc. Noteholders with questions should contact Georgeson at (800) 223-2064.